ARTICLES OF INCORPORATION

(RESTATED)

OF

THE CASTLE GROUP, INC.

Pursuant to section 16-10a-1007 of the Utah Business Corporation Act ("the Act") and a resolution adopted (by a written consent pursuant to section 16- 10a-821 of the Act) by its board of directors, The Castle Group, Inc. hereby restates its Articles of Incorporation ---as heretofore amended and without any further amendment to be effectuated hereby, to-wit:

Article I

The name of this corporation is "The Castle Group, Inc.".

Article II

The Corporation shall have perpetual existence.

Article III

The Corporation is organized to engage in any and all lawful acts and/or activities for which corporations may be organized under the Utah Revised Business Corporation Act.

Article IV

The Corporation is authorized to issue a total of Twenty Million shares, which shares are all of the same class, to-wit: $0.02 par value common stock, and when issued shall all have unlimited voting rights and be entitled to receive the net assets of the Corporation on dissolution.

Article V

The shareholders shall not have any preemptive right to acquire any additional shares of the Corporation and/or rights in respect of its shares.

Article VI

The board of directors of the Corporation shall consist of such number of individuals, not less than three, as shall be determined in accordance with the bylaws from time to time. As of the effective date of this article the number of directors of the corporation is three.

Article VII

Each outstanding share of common stock of the Corporation is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Shares of the Corporation represented in person or by proxy at a meeting of the shareholders shall constitute a quorum for the conduct of business, and the affirmative vote of a majority of a quorum shall constitute the act of the Corporation's shareholders.

Article VIII

The officers of the Corporation are and shall hereafter be a President, one or more Vice Presidents (as may be prescribed by the bylaws), a Secretary, a Treasurer and such other officers as may hereafter be designated by the board of directors in a manner not inconsistent with the bylaws.

Upon filing by the Division of Corporations and Commercial Code of the Utah Department of Commerce these restated Articles of Incorporation of The Castle Group, Inc. shall supersede the original articles of incorporation of said corporation and all prior amendments to them.

IN WITNESS-WHEREOF, the undersigned Secretary of The Castle Group, Inc. hereby makes and executes these restated Articles of Incorporation pursuant to specific authorization and direction from the board of directors of said corporation to do so, on this 29th day of April, 1993:

                                                            /s/Barbara Van Dine

                                                            Barbara Van Dine, Secretary